UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Publication of Draft Deed of Trust in Israel for Series E Debentures

Following previous announcements by Ellomay Capital Ltd. (the “Company”) concerning a contemplated public offering in Israel of a new series of debentures, the Company hereby announces that it published a draft deed of trust for a new series of debentures (Series E) (the “Debentures”) on the Israeli Securities Authority (“ISA”) and the Tel Aviv Stock Exchange (“TASE”) filing systems.

The draft deed of trust of the Debentures includes proposed pledges on the following assets: (i) shares of U. Dori Energy Infrastructures Ltd. (“Dori Energy”), an Israeli private company, held indirectly by the Company (through Ellomay Clean Energy LP, an Israeli limited partnership wholly-owned by the Company). The shares that will be pledged by Ellomay Clean Energy LP represent a 50% ownership of Dori Energy, which, in turn, holds 18.75% of Dorad Energy Ltd.; (ii) rights in and to shareholder’s loans provided by Ellomay Clean Energy LP to Dori Energy; and (iii) the rights of the Company and Ellomay Clean Energy LP in and to a trust account in the name of the trustee on the Debentures.

The execution of such possible public offering, its terms, scope and timing, are subject to approval by the Company’s board of directors, the receipt of regulatory approvals, including the approval of the ISA for the publication of a shelf offering report under the Company’s Israeli shelf prospectus, the approval of the TASE for the listing of the Debentures for trading, and other factors such as market conditions. Accordingly there can be no assurance that the public offering will be consummated or as to the terms and timing thereof.

The public offering described in this report, if made, will be made in Israel only and not to U.S. persons. The Debentures, if offered, will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States without registration or applicable exemption from the registration requirements according to the U.S. Securities Act of 1933.

Nothing in this report constitutes a public offering or an invitation to purchase the Company’s securities.

Information Relating to Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this report regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including market conditions, the impact of the Covid-19 pandemic, the impact of the military conflict between Ukraine and Russia and changes in regulation. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: November 16, 2022